Exhibit 99.5

AURIS MEDICAL
HOLDING AG,
ZUG

(FORMERLY: AURIS MEDICAL AG)

Compensation Report for the year ended
December 31, 2014 in Accordance with the
Ordinance against Excessive Compensation in Stock
Exchange Listed Companies (Ordinance) and
Report of the Statutory Auditor

Report of the Statutory Auditor

To the General Meeting of
AURIS MEDICAL HOLDING AG, ZUG (formerly: Auris Medical AG)

We have audited the accompanying Compensation Report of Auris Medical Holding AG for the year ended December 31, 2014.

Responsibility of the Board of Directors
The Board of Directors is responsible for the preparation and overall fair presentation of the Compensation Report in accordance with Swiss law and the Ordinance Against Excessive Compensation in Stock Exchange Listed Companies (Ordinance). The Board of Directors is also responsible for designing the compensation system and defining individual remuneration packages.

Auditor's Responsibility
Our responsibility is to express an opinion on the accompanying Compensation Report. We conducted our audit in accordance with Swiss Auditing Standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the Compensation Report complies with Swiss law and Articles 14 – 16 of the Ordinance.

An audit involves performing procedures to obtain audit evidence on the disclosures made in the Compensation Report with regard to compensation, loans and credits in accordance with Articles 14 – 16 of the Ordinance. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatements in the Compensation Report, whether due to fraud or error. An audit also includes evaluating the reasonableness of the methods applied to value components of compensation, as well as assessing the overall presentation of the Compensation Report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

AURIS MEDICAL HOLDING AG
Report of the Statutory Auditor in relation to the
Compensation Report as of December 31, 2014

Opinion
In our opinion, the Compensation Report for the year ended December 31, 2014 of Auris Medical Holding AG complies with Swiss law and Articles 14 – 16 of the Ordinance.

Deloitte AG

Martin Welser	James D. Horiguchi
Licensed audit expert
Auditor in charge

Zurich, March 30, 2015
MWE/JDH/jva

Enclosures
- Compensation Report 2014

AURIS MEDICAL HOLDING AG
Compensation Report for the Year ended December 31, 2014

This compensation report has been prepared in accordance with the Federal Ordinance Against Excessive Compensation in Stock Exchange Listed Companies (“Ordinance”), effective January 1, 2014.

Compensation for the Board of Directors
The compensation package for Board members consists of different elements, as indicated below. The respective amounts for the period from the 2014 Annual Shareholder Meeting up to the Company's IPO on August 8, 2014 and the period since the IPO up to the Company's Annual General Meeting in 2015 were as follows:

	LC	CHF
Chairman of the Board of Directors1	-	-
Board meeting fee up to IPO2	CHF 1,750	CHF 1,750
Fixed compensation since IPO (per annum)	USD 20,000	CHF 19,296
Board meeting fee since IPO3	USD 2,500	CHF 2,412
Committee Chairman meeting fee since IPO4	USD 2,000	CHF 1,929
Committee member meeting fee since IPO5	USD 1,000	CHF 964

1	Since the office of Chairman of the Board is held by the Company’s Chief Executive Officer, no separate remuneration is paid.
2	Paid only to independent members of the Board of Directors
3	USD 1500 / CHF 1447 for participation via teleconference
4	USD 1000 / CHF 964 for participation via teleconference
5	USD 500 / CHF 482 for participation via teleconference

The total compensation of the members of the Board of Directors in 2014 is outlined below:

In CHF	Cash compensation	Social contributions and other fringe benefits	Stock options6	Total
Thomas Meyer, PhD, Chairman1	-	-	-	-
James Healy, MD, PhD, Vice-Chairman2	11,426	714	13,398	25,538
Wolfgang Arnold, MD3	16,374	937	13,398	30,709
Oliver Kubli, CFA4	13,838	2,201	13,398	29,437
Alain Munoz, MD2	12,873	2,105	13,398	28,377
Antoine Papiernik, MBA5	27,056	-	-	27,056
Total	81,567	5,957	53,539	141,118

AURIS MEDICAL HOLDING AG
Compensation Report for the Year ended December 31, 2014

1	Disclosed under Compensation for the Members of the Executive Committee
2	Member of the Audit Committee
3	Member of the Compensation Committee
4	Chairman of the Audit Committee
5	Chairman of the Compensation Committee. Stock options paid in cash. Mr Papiernik’s compensation was paid in its entirety to Sofinnova Partners.
6	Based on the grant date fair value of stock options granted in 2014 using the Black-Scholes model

The total compensation of the members of the Board of Directors in 2013 is outlined below:

In CHF	Cash compensation	Social contributions and other fringe benefits	Stock options2	Total
Thomas Meyer, PhD, Chairman1	-	-	-	-
James Healy, MD, PhD	-	-	18,917	18,917
Wolfgang Arnold, MD	8,750	-	18,917	27,667
Oliver Kubli, CFA, Vice-Chairman	-	-	18,917	18,917
Alain Munoz, MD	-	-	18,917	18,917
Antoine Papiernik, MBA	-	-	18,917	18,917
Total	8,750	-	94,586	103,336

1	Disclosed under Compensation for the Members of the Executive Committee
2	Based on the grant date fair value of stock options granted in 2013 using the Black-Scholes model

Compensation for the Members of the Executive Committee

The total compensation and the highest individual compensation of the members of the Executive Committee in 2014 are outlined below:

in CHF	Cash Compensation, fixed	Compensation, variable	Social contributions and other fringe benefits	Stock Options1	Total
Thomas Meyer, PhD, Chief Executive Officer	360,000	-	52,963	173,460	586,423
Total Executive Committee compensation	916,250	92,567	144,000	295,823	1,356,073

1	Based on the grant date fair value of stock options granted in 2014 using the Black-Scholes model

AURIS MEDICAL HOLDING AG
Compensation Report for the Year ended December 31, 2014

The total compensation and the highest individual compensation of the members of the Company’s Management in 2013 are outlined below:

in CHF	Cash Compensation, fixed	Compensation, variable	Social contributions and other fringe benefits	Stock Options3	Total
Thomas Meyer, PhD, Chief Executive Officer1	248,000	-	-	121,408	369,408
Total Management compensation2	327,382	-	8,870	178,160	514,412

1	The Chief Executive Officer was compensated in 2013 by means of a management agreement between Auris Medical AG and Altamira Pharma GmbH, a company fully owned by the CEO
2	The amount includes the compensation for the Chief Medical Officer who joined the company in September 2013
3	Based on the grant date fair value of stock options granted in 2013 using the Black-Scholes model